Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

[redacted]

07023749

May 21, 2007

File No.82-3300

RECEIVED 2007 MAY 23 A 10:17 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Equity Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 31	May 21, 2007	Forwarding a photocopy of the newspaper cuttings of the Notice of the date of hearing of the Petition on June 8, 2007 at Mumbai in connection with the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with the Company.

PROCESSED
MAY 2 5 2007
THOMSON
FINANCIAL

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Assistant Vice President
Corporate Secretarial
Encl: a/a

dw 5/24

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

May 21, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
(Fax No. 22723121 / 22723710)

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051
(Fax No. 26598237/8)

Dear Sirs,

Sub: Amalgamation of Indian Petrochemicals Corporation Limited with the Company

This is further to our letter dated April 24, 2007, on the captioned subject.

As directed by the Hon'ble High Court of Judicature at Bombay by its order dated April 27, 2007, the Company has today published the Notice of the date of hearing of the Petition, in "The Times of India" (Mumbai edition) and Marathi translation thereof in "Maharashtra Times" (Mumbai edition).

We are enclosing three photocopies of all the above newspaper cuttings for your information and record.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Assistant Vice President
Corporate Secretarial

Encl: As above.

cc. : Luxembourg Stock Exchange

THE TIMES OF INDIA, MUMBAI
MONDAY, MAY 21, 2007

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY PETITION NO. 345 OF 2007
CONNECTED WITH
COMPANY APPLICATION NO. 283 OF 2007

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021;

-And-

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited;

Reliance Industries Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021) ...Petitioner Company

NOTICE OF HEARING OF THE PETITION

A Petition under Sections 391 to 394 of the Companies Act, 1956 for sanctioning the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited (the "**Transferor Company**") with Reliance Industries Limited (the "**Petitioner Company**" or the "**Transferee Company**") (being Exhibit G to the Petition) was presented by the Petitioner Company, on the 23rd day of April, 2007 and the same was admitted by the Hon'ble High Court of Judicature at Bombay on the 27th day of April, 2007. The aforesaid Petition is fixed for hearing before the Hon'ble Judge taking Company matters on Friday, the 8th day of June, 2007, at 11.00 o'clock in the forenoon or so soon thereafter.

Any person concerned, desirous of supporting or opposing the said Petition, should send to the the Petitioner Company at its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400021 or to M/s. Amarchand & Mangaldas & Suresh A. Shroff & Co., Petitioner Company's Advocates, at their below mentioned address, a notice of his intention, signed by him or his Advocate, with his name and address, so as to reach the Petitioner Company or the Petitioner Company's Advocates not later than two days before the date fixed for the hearing of the aforesaid Petition. Where such person concerned seeks to oppose the aforesaid Petition, the grounds of opposition or a copy of his affidavit in that behalf shall be furnished with such notice.

A copy of the Petition will be furnished by the undersigned between 11.30 a.m. and 4.30 p.m. on any working day except Saturday before the hearing of the Petition to any person requiring the same on payment of the prescribed charges for the same.

Dated this 21st day of May, 2007.

Address:
M/s. Amarchand & Mangaldas &
Suresh A. Shroff & Co.,
Peninsula Chambers, 5th Floor,
Peninsula Corporate Park,
Ganpatrao Kadam Marg,
Lower Parel, Mumbai 400 013.

Sd/-
Sharad Mathkar
Partner
M/s. Amarchand & Mangaldas &
Suresh A. Shroff & Co.
Advocates for the Petitioner Company

END

मुंबई उच्च न्यायालयातील
मूळ सर्वसाधारण दिवाणी अधिकारक्षेत्र
२००७ चा कंपनी दावा क्र.३४५
२००७ च्या कंपनी अर्ज क्रमांक २८३ शी संलग्न

कंपनी कायदा, १९५६ च्या प्रकरणी;

आणि

कंपनी कायदा, १९५६ च्या कलम ३९१ ते ३९४ प्रकरणी;

आणि

कंपनी कायदा, १९५६ नुसार स्थापन करण्यात आलेल्या आणि ३रा मजला, मेकर चेम्बर्स IV, २२२, नरिमन पॉईन्ट, मुंबई ४०० ०२१, येथे नोंदणीकृत कार्यालय असलेल्या रिलायन्स इंडस्ट्रीज लिमिटेड च्या प्रकरणी;

आणि

इंडियन पेट्रोकेमिकल्स कॉर्पोरेशन लिमिटेडचे रिलायन्स इंडस्ट्रीज लिमिटेडमधे विलिनिकरण करण्याच्या योजनेच्या प्रकरणी;

रिलायन्स इंडस्ट्रीज लिमिटेड, कंपनी कायदा, १९५६ च्या अंतर्गत)
स्थापन झालेली आणि ३रा मजला, मेकर चेम्बर्स IV, २२२,)
नरिमन पॉईन्ट, मुंबई ४०० ०२१, येथे नोंदणीकृत कार्यालय)
असलेली कंपनी) ... याचिकाकर्ता कंपनी

याचिकेवरील सुनावणीची नोटिस

इंडियन पेट्रोकेमिकल्स कॉर्पोरेशन लिमिटेड ("हस्तांतरण करणारी कंपनी")चे रिलायन्स इंडस्ट्रीज लिमिटेड ("याचिकाकर्ता कंपनी" किंवा "हस्तांतरण करून घेणारी कंपनी") मधे विलिनिकरण करण्याच्या योजनेला मंजुरी देण्यासाठी कंपनी कायदा, १९५६ मधील कलम ३९१ ते ३९४ अंतर्गत एक याचिका (याचिकेचे एक्झिबिट जी) २३ एप्रिल २००७ रोजी याचिकाकर्ता कंपनीने सादर केली होती व सदर याचिका मान. उच्च न्यायालय, मुंबई यांनी २७ एप्रिल २००७ रोजी दाखल करून घेतली होती. वरील याचिकेची सुनावणी कंपन्यांची प्रकरणे हाताळणाऱ्या मान. न्यायमूर्ती यांचे समोर शुक्रवार, ८ जून २००७ रोजी सकाळी ११ वाजता किंवा त्यानंतर लवकरात लवकर निश्चित करण्यात आली आहे.

सदर याचिकेसंबंधी कोणाही संबंधित व्यक्तीला पाठिंबा द्यायचा असल्यास किंवा विरोध करायचा असल्यास, याचिकाकर्ता कंपनीला तिच्या ३रा मजला, मेकर चेम्बर्स IV, २२२, नरिमन पॉईन्ट, मुंबई – ४०० ०२१, येथील नोंदणीकृत कार्यालयात किंवा मेसर्स अमरचंद ॲण्ड मंगलदास ॲण्ड सुरेश ए. श्रॉफ ॲण्ड कंपनी, याचिकाकर्ता कंपनीचे वकिल, यांना, त्यांच्या खालील पत्यावर, त्यांच्या इराद्याची सूचना त्यांनी स्वतः किंवा त्यांच्या वकिलांनी स्वाक्षरी करून, त्यांच्या नाव व पत्त्यासह, वरील याचिकेच्या सुनावणीसाठी निश्चित करण्यात आलेल्या तारखेच्या दोन दिवस अगोदर याचिकाकर्ता कंपनी किंवा याचिकाकर्ता कंपनीचे वकिल यांना मिळेल अशा प्रकारे, पाठवावी. जेथे सदर संबंधित व्यक्तीला वरील याचिकेला विरोध करायचा असेल तेथे सदर सूचनेसोबत विरोधाची कारणे अथवा त्यांच्या प्रतिज्ञापत्राची प्रत जोडावी.

कोणाही व्यक्तीला सदर याचिकेची प्रत हवी असल्यास, खाली स्वाक्षरी करणारा, सदर याचिकेच्या सुनवणीच्या अगोदर शनिवार वगळता इतर कोणत्याही कामकाजाच्या दिवशी सकाळी ११.३० ते दुपारी ४.३० ह्या वेळेत निश्चित केलेले शुल्क भरल्यावर उपलब्ध करून देईल.

दिनांक : २१ मे २००७

पत्ता:
मेसर्स अमरचंद ॲण्ड मंगलदास ॲण्ड
सुरेश ए. श्रॉफ ॲण्ड कंपनी,
पेनिन्सुला चेम्बर्स, ५ वा मजला,
पेनिन्सुला कॉर्पोरेट पार्क,
गणपतराव कदम मार्ग,
लोअर परळ, मुंबई ४०० ०१३

सही/-
शरद मठकर
पार्टनर
मेसर्स अमरचंद ॲण्ड मंगलदास ॲण्ड
सुरेश ए. श्रॉफ ॲण्ड कंपनी,
याचिकाकर्ता कंपनीचे वकिल